SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                     AFFIRMATIVE INSURANCE HOLDINGS, INC.
   -------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   008272106
   -------------------------------------------------------------------------
                                (CUSIP Number)

                                Andrew G. Bluhm
                              DSC Advisors, L.P.
                      900 N. Michigan Avenue, Suite 1900
                            Chicago, Illinois 60611
                           Telephone: (312) 915-2400
                           Facsimile: (312) 915-2487
     ----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                                 June 14, 2005
   -------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     DSC Advisors, L.P.
     I.R.S. Identification No.:  38-3662495

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [ ]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                     [  ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware

-------------------------------------------------------------------------------
Number of                             7.     Sole Voting Power
Shares
Beneficially                                 0
Owned by                              -----------------------------------------
Each                                  8.     Shared Voting Power
Reporting
Person with                                  1,159,699
                                      -----------------------------------------
                                      9.     Sole Dispositive Power

                                             0
                                      -----------------------------------------
                                      10.    Shared Dispositive Power
                                             1,159,699

-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,159,699

-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                      [  ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.8%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Andrew G. Bluhm

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [  ]
                                                                  (b) [  ]

-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                       [  ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S. Citizen

-------------------------------------------------------------------------------
Number of                                  7.    Sole Voting Power
Shares
Beneficially                                     0
Owned by                                   ------------------------------------
Each                                       8.    Shared Voting Power
Reporting
Person with                                      1,159,699
                                           ------------------------------------
                                           9.    Sole Dispositive Power

                                                 0
                                           ------------------------------------
                                           10.   Shared Dispositive Power

                                                 1,159,699
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,159,699

-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                       [  ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.8%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

         This statement on Schedule 13D (the "Statement") is being filed as Amendment No. 1 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2005 (the "Original Statement"). This Statement is being filed by the Reporting Persons to report the entering into of a Stock Purchase Agreement (as defined below) resulting from the discussions disclosed in the the Original Statement. This Statement is intended to amend and restate the Original Statement in its entirety.

Item 1.  Security and Issuer.

         This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Affirmative Insurance Holdings, Inc., a Delaware corporation (the "Company").

         The principal executive offices of the Company are located at 4450 Sojourn Drive, Suite 500, Addison, TX 75001.

Item 2.  Identity and Background.

         This Statement is being filed jointly on behalf of DSC Advisors, L.P., a Delaware limited partnership ("DSC"), and Andrew G. Bluhm, the managing member and principal of DSC Advisors, L.L.C., a Delaware limited liability company ("Advisors LLC") which serves as the general partner of DSC (Mr. Bluhm, together with DSC, the "Reporting Persons"). The principal office of each of the Reporting Persons is located at 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

         The names, business addresses and present principal occupations or employment of the directors and executive officers of DSC are set forth on
Schedule I, which is incorporated herein by reference. Except as noted on
Schedule I, all directors and executive officers of DSC, including Mr. Bluhm, are citizens of the United States.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         From time to time on or prior to May 6, 2005, the Reporting Persons acquired an aggregate of 1,159,699 shares of Common Stock of the Company through open market purchases. The aggregate purchase price of the Common Stock acquired in such purchases was $16,691,593, including brokerage fees and commissions. The purchase price was paid out of the capital provided by and on behalf of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("DSC Master Fund"), of which DSC is the investment manager. DSC Master Fund holds the shares of Common Stock for the accounts of Delaware Street Capital L.P., a Delaware limited partnership, Delaware Street Capital II, L.P., a Delaware limited partnership, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company. DSC makes all investment decisions for DSC Master Fund and DSC Master Fund does not hold the power to dispose of or vote any of the Common Stock. The Reporting Persons did not borrow any funds in connection with the purchase of the Common Stock.

         In connection with the transaction described in Item 4, New Affirmative LLC (the "Purchaser") has entered into an agreement, subject to the conditions set forth therein, to acquire the Additional Shares (as defined below) for an aggregate of $78,273,420. The Purchaser intends to fund such purchases with cash to be provided by affiliates of DSC AFFM, LLC ("DSC AFFM"), which has been formed by Advisors LLC, and J.C. Flowers I LP ("JC Flowers").

Item 4.  Purpose of Transaction.

         From time to time on or prior to May 6, 2005, the Reporting Persons purchased shares of Common Stock in the open market. The Reporting Persons made such purchases of Common Stock for investment purposes and the Reporting Persons did not have an intent to influence or control the Company's management or policies.

         On June 1, 2005, the Reporting Persons and representatives of JC Flowers conducted exploratory discussions with Vesta Insurance Group, Inc. ("VIG") regarding a potential purchase of the Common Stock owned by VIG and Vesta Fire Insurance Corporation, a subsidiary of VIG ("VFIC", and together with VIG, "Vesta") and thereafter determined to proceed with negotiating a definitive agreement with respect thereto. On June 14, 2005, the Purchaser and, for certain sections thereof, DSC Master Fund and JC Flowers entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with VIG and VFIC pursuant to which Vesta agreed to sell to the Purchaser, and the Purchaser agreed to acquire from Vesta, an aggregate of 5,218,228 shares of Common Stock (the "Additional Shares") for a purchase price of $15.00 per share. The consummation of the transactions contemplated by the Stock Purchase Agreement is subject to various conditions, including but not limited to: (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the filing of a Form A, Statement Regarding the Acquisition of, Control of a Domestic Insurer (the
"Form A") with the Illinois Department of Financial and Professional Regulation
- Division of Insurance (the "Department") and the receipt of written approval from the Department with respect to the Form A and (iii) the representations and warranties in the Stock Purchase Agreement being true and correct as of the closing date under the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is attached as Exhibit 1 hereto and is incorporated by reference in its entirety herein.

         On June 13, 2005, DSC AFFM and JC Flowers entered into (i) a subscription agreement (the "Purchaser Subscription Agreement") with respect to the purchase of membership units of the Purchaser and (ii) a limited liability company agreement (the "Purchaser LLC Agreement") with respect to the operation and management of the Purchaser. The Purchaser was formed for the sole purpose of acquiring, holding, voting and disposing of the Additional Shares and any shares of Common Stock that may be acquired by the Purchaser in the future. Pursuant to a subscription agreement, entered into concurrently with the execution of the Stock Purchase Agreement, DSC Master Fund has agreed to contribute the shares of Common Stock it currently holds to DSC AFFM within ten business days of the execution of the Purchaser Subscription Agreement. Advisors LLC is the sole managing member of DSC AFFM pursuant to the limited liability agreement of DSC AFFM; consequently Mr. Bluhm controls DSC AFFM. Pursuant to the Purchaser Subscription Agreement, DSC AFFM and JC Flowers each agreed to contribute any shares of Common Stock owned by each of them immediately prior to the closing of the transactions contemplated by the Stock Purchase Agreement to the Purchaser. The Reporting Persons and JC Flowers agreed that, following the execution of the Purchaser Subscription Agreement, neither party will acquire any additional shares of Common Stock, nor sell any shares of Common Stock, without the consent of the other party and the receipt of any applicable regulatory approval from the Department. In addition, the Reporting Persons and JC Flowers agreed that, following the closing of the transactions contemplated by the Stock Purchase Agreement, neither party will acquire, sell or vote any shares of Affirmative Common Stock other than through, or by, the Purchaser. The Reporting Persons have been informed by JC Flowers that, as of the date of this Statement, JC Flowers does not own any shares of Common Stock. A copy of (1) the Purchaser Subscription Agreement is attached as Exhibit 2 hereto and is incorporated by reference in its entirety herein and (2) the Purchaser LLC Agreement is attached as Exhibit 3 hereto and is incorporated by reference in its entirety herein.

         The Reporting Persons believe that recent and current trading prices do not adequately reflect the value of the underlying businesses and assets of the Company and that there is potential for appreciation in the market value of the Common Stock and the Additional Shares. Following the execution of the Stock Purchase Agreement, the Purchaser notified the Company's management of the Purchaser's agreement to purchase the Additional Shares. The Reporting Persons do not presently intend to seek to replace the Company's current management or to take any adverse or opposing position to the current policies of the Company. The Reporting Persons intend, from time to time, through the Purchaser, to discuss with management the direction of any future plans for the Company. The Reporting Persons may, from time to time, hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to the operations or policies of the Company as a means of enhancing shareholder value. Subject to the receipt of written approval from the Department with respect to the Form A to be filed by the Purchaser with the Department and upon the closing of the purchase of the Additional Shares, the Reporting Persons may seek to cause, through the Purchaser, changes in the present composition of the board of directors of the Company, including by nominating some or all of the members of the board of directors. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, or any other transaction which the Reporting Persons believe could enhance shareholder value, any such transactions, subject to any applicable regulatory approval from the Department.

         The Reporting Persons also intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain its holdings at its current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, any such transactions, subject to any applicable regulatory approval from the Department.

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 16, 2005, there were 16,852,753 shares of Common Stock outstanding as of May 12, 2005. On May 19, 2005, the Company announced that it had entered into a definitive agreement to repurchase 2,000,000 shares of Company common stock held by VIG. The Company announced on June 1, 2005 that the repurchase had been consummated. As a result, the Reporting Persons believe that 14,852,753 shares of Common Stock are currently outstanding. As of June 13, 2005, the Reporting Persons believe that they beneficially owned an aggregate of 1,159,699 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock.

         (b) The Reporting Persons share the power to vote or to direct to vote and to dispose or to direct the disposition of all 1,159,699 shares of Common Stock beneficially owned by them. As a result of his indirect ownership interest in DSC, Mr. Bluhm may be deemed to control DSC and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock. Mr. Bluhm disclaims beneficial ownership of such shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the Additional Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement.

         (c) Other than as set forth on Schedule II hereto, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         (d) Except as described in Item 3 of this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in Items 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Reporting Persons have previously entered into a joint filing agreement, which is filed as Exhibit 4 hereto.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Stock Purchase Agreement, dated June 14, 2005, by and among, New Affirmative LLC, Vesta Insurance Group, Inc., Vesta Fire Insurance Corporation and solely with respect to Section 1.1(b) thereof, Delaware Street Capital Master Fund, L.P. and J.C. Flowers I LP

         Exhibit 2 Subscription Agreement, dated June 14, 2005, by and among New Affirmative LLC, DSC AFFM, LLC and J.C. Flowers I LP

         Exhibit 3 Limited Liability Company Agreement, dated June 14, 2005, by and between DSC AFFM, LLC and J.C. Flowers I LP

         Exhibit 4 Joint Filing Agreement, dated June 13, 2005, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Statement)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             DSC ADVISORS, L.P.

                                             By: /s/ Prashant Gupta
                                                 ------------------------------
                                                 Name:  Prashant Gupta
                                                 Title: Chief Financial Officer


                                             ANDREW G. BLUHM

                                             /s/ Andrew G. Bluhm
                                             -----------------------------------


Dated: June 14, 2005

                                                                    Schedule I


                    DIRECTORS AND EXECUTIVE OFFICERS OF DSC

         The names, present principal occupations and business addresses of the directors and executive officers' of DSC are set forth below. Except as set forth below, the control person's or executive officer's business address is that of DSC. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with DSC.

Andrew G. Bluhm
Portfolio Manager

Prashant Gupta
Chief Financial Officer

Gary Katz
Director and General Counsel
153 East 53rd Street, 26th Fl.
New York, New York 10022

                                                                   Schedule II


  Date of Acquisition       Number of Shares Purchased    Price Per Share ($)
         4/25/2005                     6,000                   15.42
         4/26/2005                     4,600                   15.28
         4/27/2005                     6,499                   15.07
         4/29/2005                     5,000                   14.84
          5/2/2005                    25,000                   15.05
          5/6/2005                    27,500                   15.05